

January 29, 2009

Winnie Wong
Corporate Secretary
Rare Element Resources Ltd.
325 Howe St., #410
Vancouver, BC V6C 1Z7

      Re: **Rare Element Resources Ltd.**
                 Form 20-FR
                 Filed November 17, 2009
                 File No. 0-53834

Dear Ms. Wong:

      We have completed our review of your Form 20-FR and related filings and have no further comments at this time.

                             Sincerely,

                             H. Roger Schwall
                             Assistant Director